GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2023 and 2022

(Expressed in United States dollars)

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of August 2, 2023 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2023 and 2022, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2022 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

1. Second quarter 2023 highlights

The Asanko Gold Mine ("AGM") is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields"), which is managed and operated by Galiano. Galiano owns a 45% equity interest in the entity that holds the AGM mining licenses.

1.1 Key Metrics of the AGM JV (on a 100% basis)

  Safety: No lost‐time injuries ("LTI") and one total recordable injury ("TRI") recorded during the quarter, resulting in 12‐month rolling LTI and TRI frequency rates of 0.37 and 1.12 per million employee hours worked, respectively.

  Production performance and upward revised guidance: Gold production of 33,673 ounces during the second quarter. Year-to-date gold production of 66,351 ounces. Full year gold production guidance has been revised upward from between 100,000 to 120,000 ounces to between 120,000 to 130,000 ounces. Refer to section “3. Guidance and outlook” for further details on guidance.

  Milling performance: Achieved milling throughput of 1.5 million tonnes (“Mt”) of ore at a grade of 0.8 g/t during the quarter. Metallurgical recovery in Q2 2023 was 85%.

  Cost performance and cash flow: Total cash costs1 of $1,127 per gold ounce ("/oz") and all-in sustaining costs1 ("AISC") of $1,374/oz for the three months ended June 30, 2023. Additionally, the JV generated positive cash flow from operations of $18.0 million and Free Cash Flow1 of $10.1 million during the quarter.

  Financial performance: Gold revenue of $64.0 million generated from 32,912 gold ounces sold at an average realized price of $1,944/oz for the quarter. Net income of $24.4 million and Adjusted EBITDA1 of $25.5 million during the quarter.

  Mining contract awarded: A competitive tender process was conducted during Q2 2023 and a preferred contractor was selected by the JV partners to resume mining operations at the AGM, with Abore scheduled to start in Q4 2023.

  Exploration focus: Drilled 5,204 metres ("m") at Kaniago West with an objective to evaluate the strike and depth extent of the deposit in order to assess potential economic viability, and completed the extension drilling program at Nkran South.

  Robust liquidity: $112.9 million in cash and cash equivalents, $12.0 million in gold sales receivables, $2.3 million in gold on hand and no debt as of June 30, 2023.

1.2 Highlights of the Company

  Stable balance sheet: Cash and cash equivalents of $55.5 million as at June 30, 2023, while remaining debt-free.

  Positive earnings: Net income of $12.0 million or $0.05 per common share during the quarter, which includes the Company's share of the JV's net earnings for the quarter.

  Board changes: Gordon Fretwell did not stand for re‐election at the Company’s Annual General Meeting and as such resigned as a director of the Company effective June 1, 2023.  The Company would like to express its gratitude to Mr. Fretwell for his years of leadership and service to the Company.

____________________________________

1 See "8. Non-IFRS measures"

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

2. Business overview

Galiano owns a 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements and a 50% equity interest in an exploration entity (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the JV and currently receives a gross annual service fee from the JV of $7.1 million. Gold Fields also owns a 45% equity interest in the AGM, with the Government of Ghana owning a 10% free-carried interest.

The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American Exchange under the symbol "GAU".

2.1  Updated NI 43-101 Technical Report

The Company published the details of a new life‐of‐mine ("LOM") plan for the AGM on March 28, 2023 in a National Instrument 43-101 ("NI 43-101") technical report titled "NI 43‐101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 (the "2023 Technical Report"), which included the reinstatement of Mineral Reserves and demonstrated an improved long-term outlook for the mine. The 2023 Technical Report was prepared independently by SRK Consulting (Canada) Inc. Highlights of the 2023 Technical Report, on a 100% basis, include:

  Proven Mineral Reserves of 7.2 Mt at 0.67 g/t for 0.2 million ounces ("Moz") gold contained and Probable Mineral Reserves of 41.7 Mt at 1.43 g/t for 1.9 Moz gold contained. Mineral Reserves were reported assuming a gold price of $1,500/oz.

  Measured Mineral Resources of 7.4 Mt at 0.67 g/t for 0.2 Moz gold contained and Indicated Mineral Resources of 75.0 Mt at 1.39 g/t for 3.3 Moz gold contained, inclusive of Mineral Reserves. Mineral Resources were reported assuming a gold price of $1,800/oz.

  Inferred Mineral Resources of 25.1 Mt at 1.34 g/t for 1.1 Moz gold contained.

  21% increase in total Measured and Indicated ounces and a 251% increase in total Inferred ounces compared to the previous technical report dated February 28, 2022.

  Diversified feed source with 4 main open-pit mining areas: Abore, Miradani North, Esaase and Nkran, and 2 satellite deposits: Dynamite Hill and Adubiaso.

  Robust mine economics with a $343 million after-tax net present value discounted at 5% ("NPV5%") and a $478 million pre-tax NPV5%, applying a $1,700/oz gold price.

  Low cash costs: $905/oz average total cash costs1 and $1,143/oz average AISC1 over the LOM.

  Increased production profile: annual average gold production of 254,000 ounces from 2025 to 2030, inclusive, and LOM average annual production of 217,000 ounces per year.

  Mining to recommence in 2023: mining contractors expected to be in operation at Abore during the fourth quarter.

For further information regarding the Mineral Reserve and Mineral Resource estimates and to review scientific and technical information contained in the 2023 Technical Report, readers are encouraged to read the entire 2023 Technical Report found under the Company's SEDAR profile at www.sedar.com.

2.2  Key business developments in 2023

a) Mining Restart at the AGM

Several workstreams are ongoing to support a mining restart at the AGM during the fourth quarter of 2023, as described in the 2023 Technical Report. During Q2 2023, a competitive tendering process was completed for the mining contracts of the Abore, Miradani North and Esaase deposits, and a preferred contractor was selected by the JV partners. Abore is the first deposit to be mined and is scheduled to start in the fourth quarter of 2023, with higher-grade mill feed expected in the second quarter of 2024. In order to realize productivity and scheduling benefits, while offsetting the impact of current inflationary pressures, the mining fleet at Abore and Miradani North has been optimized to utilize 100-ton haul trucks. Work continues at the JV level to identify and execute on additional optimization opportunities and further reducing expected operating costs.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

At Abore, crop compensation is almost complete and a public road diversion is in progress. Following the award of the mining contract, clearing and grubbing has commenced. The mining contractor is currently mobilizing equipment to the AGM, which is expected to complete in time for a Q4 2023 mining restart.

As Esaase was previously mined from 2018 to 2022, all infrastructure and permits are already in place.

b) Changes to Board and Management

Gordon Fretwell did not stand for re‐election at the Company's Annual General Meeting and as such resigned as a director of the Company effective June 1, 2023.

On April 1, 2023, Krista Muhr joined the Company as Senior Vice President, Investor Relations. Mrs. Muhr brings nearly 20 years of experience working with public companies in the global metals and mining sector with strong ESG and capital market credentials at senior levels. Advisor to both corporate and trade association boards during her 10 years in executive roles, Mrs. Muhr most recently served as Senior Vice President, External Affairs and Sustainability for Eldorado Gold Corporation and currently serves as a director for Moneta Gold Inc. and Ensign Minerals Inc.

2.3  Financial and operating highlights

	Three months ended June 30,		Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2023	2022	2023	2022
Galiano Gold Inc.
Net income	11,961	12,566	20,454	11,029
Adjusted EBITDA[1]	9,634	(1,181)	16,374	(2,603)
Cash and cash equivalents	55,503	53,005	55,503	53,005

Asanko Gold Mine (100% basis)
Financial results
Revenue	64,066	84,885	129,259	162,417
Income from mine operations	24,406	16,244	49,063	26,796
Net income	24,378	15,803	44,992	2,165
Adjusted net income[1]	24,378	13,723	44,992	21,085
Adjusted EBITDA[1]	25,541	21,064	48,404	34,169

Cash and cash equivalents	112,914	70,283	112,914	70,283
Cash generated from operating activities	17,979	34,344	36,922	38,269
Free cash flow[1]	10,113	25,338	22,072	21,975
AISC margin[1]	18,760	18,541	39,286	30,593
Key mine performance data
Gold produced (ounces)	33,673	50,010	66,351	92,353
Gold sold (ounces)	32,912	46,236	68,086	88,165

Average realized gold price ($/oz)	1,944	1,832	1,896	1,839

Total cash costs ($ per gold ounce sold)[1]	1,127	1,218	1,104	1,286
AISC ($ per gold ounce sold)[1]	1,374	1,431	1,319	1,492

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

2.4  Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its local and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the JV and the Company operate in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) ensuring the occupational health and safety of our employees and local communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of our operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2022 Sustainability Report (the "2022 Sustainability Report") published on July 27, 2023 and which is available on the Company's website at www.galianogold.com. The disclosures and metrics of the 2022 Sustainability Report align with international reporting standards including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

In June 2023, the International Sustainability Standards Board ("ISSB") released its inaugural IFRS Sustainability Disclosure Standards, specifically IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures", the purpose of which is to standardize a single, global baseline of sustainability disclosures for capital markets. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term. IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Both standards fully incorporate the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD").  IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Although the ISSB has issued IFRS S1 and IFRS S2, the standards are not currently mandated in Canada. The Canadian Securities Administrators, who are responsible for Canadian reporting issuer disclosure requirements, has formed the Canadian Sustainability Standards Board ("CSSB") to review the final ISSB standards and consider their suitability for adoption in Canada.  Consultation efforts by the CSSB are currently underway and decisions about adoption, including how effective dates are determined in Canada, will be part of the CSSB's initial discussions.

In March 2022, the United States Securities and Exchange Commission ("SEC") announced plans to enhance and standardize climate-related disclosures for reporting issuers. The proposed disclosure rules would require reporting issuers to disclose both climate-related risks that are reasonably likely to have a material impact on their business, results of operations or financial condition, in addition to Scope 1, Scope 2, and certain Scope 3 emissions.  The SEC has yet to finalize its ESG disclosure rules for reporting issuers; however, it is expected that the rules and an implementation plan will be announced in 2023. It is not yet clear how the SEC's ESG disclosure rules will interact with Canadian standards.

During 2023, the Company advanced its Climate-Related Financial Disclosure assessment in alignment with the TCFD recommendations and remains on track for completion this year.  The Company is currently evaluating how the ISSB's sustainability disclosure standards will impact its disclosure obligations. For further information on the Company's approach and policies on ESG, refer to the Company's MD&A for the year ended December 31, 2022 which is available on www.sedar.com and the Company's website.

2.5  Macroeconomic factors

During the three months ended June 30, 2023, the average London PM gold price was $1,975/oz while gold prices traded in a range from $1,901/oz to $2,085/oz. With inflation readings in the US declining, market expectations for further central bank rate increases have reduced significantly. The US Federal Reserve increased its policy rate by 0.25% to 5.50% at its most recent meeting on July 26, 2023. In response, the yield on US 10-year Treasuries moved higher from a low of 3.25% in Q2 2023 to 4.04% on July 28, 2023.  Due to lowering inflation expectations in the US as the most recent Consumer Price Index readings as of June 2023 reported a 3.0% increase in inflation over the last 12-months, the smallest increase since March 2021, market participants (CME Group) forecast the July rate hike as the last for 2023. With future rate hike expectations declining, this has put further downward pressure on the US dollar, which is generally viewed as a positive for gold prices.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

In May 2023, the International Monetary Fund approved a $3 billion financing arrangement over a 3-year period with Ghana (the "IMF Loan"). The IMF Loan is expected to be used to bolster Ghana's foreign currency reserves, stabilize the Ghanaian Cedi and slow the rate of inflation.

Rising gold prices benefitted the JV's operating performance during the quarter, and consequently the Company's share of the JV's net income. Management continues to implement and evaluate opportunities to hedge the JV's gold price risk, particularly in light of an expected capital-intensive period in the second half of 2023 in anticipation of a restart of mining operations at the AGM by Q4 2023.

3. Guidance and outlook

3.1  2023 Guidance for the AGM JV (100% basis)

The Company provided preliminary guidance for 2023 based on the new LOM plan for the AGM, which outlined production of between 100,000 to 120,000 ounces at AISC1 between $1,900/oz and $1,975/oz. Following the outperformance of recoveries achieved on processed stockpiles, production guidance is being revised upwards to between 120,000 to 130,000 ounces of gold production in 2023 (originally 100,000 to 120,000 ounces). Given the strong financial performance of the AGM, AISC1 was revised in Q1 2023 to be between $1,650/oz to $1,750/oz and this has been maintained as of Q2 2023. AISC1 is still anticipated to be elevated in 2023 compared to the LOM average primarily due to waste stripping necessary to restart mining at Abore, which will benefit future years production, as well as higher expenditures on the tailings storage facility ("TSF").

With the JV partners having awarded a mining contract for the AGM in Q2 2023, the Company has refined its sustaining and development capital spend for 2023, although total capital expenditure remains largely unchanged. It is currently expected that $43 million of sustaining capital expenditures (previously $38 million), excluding capitalized waste stripping at Abore estimated to be $15 million, will be spent on the TSF Stage 7 expansion, plant infrastructure and water management in 2023 (spend as of June 30, 2023: $11.6 million).  The increase in sustaining capital expenditure is primarily due to accelerating the construction of water management facilities.

Development capital of $17 million (previously $24 million) is expected to be spent on Abore and Miradani North site establishments (spend as of June 30, 2023: $1.6 million).  The decrease in development capital is primarily due to timing of site establishment activities at Miradani North.

For 2023, the exploration budget at the AGM is estimated at $15 million (spend as of June 30, 2023: $6.3 million), which includes approximately 40,000 metres of drilling, as well as ground geophysics, trenching, soil sampling and regional mapping. The 2023 exploration program is focused on targeting discoveries on underexplored greenfield areas of the AGM tenements, as well as increasing the Mineral Reserve and Mineral Resources at known deposits.

___________________________
1  See "8. Non-IFRS measures"

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

4. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable equity interest in the AGM is 45%.

4.1  Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and six months ended June 30, 2023 and 2022, unless otherwise noted.

	Three months ended June 30,		Six months ended June 30,
Key mine performance data of the AGM (100% basis)	2023	2022	2023	2022

Mining
Ore tonnes mined (000 t)	-	675	-	1,750
Waste tonnes mined (000 t)	-	1,320	-	6,599
Total tonnes mined (000 t)	-	1,995	-	8,349
Strip ratio (waste:ore)	-	2.0	-	3.8
Average gold grade mined (g/t)	-	1.6	-	1.5
Mining cost ($/t mined)	-	8.30	-	5.51
Ore transportation
Ore transportation from Esaase (000 t)	729	901	2,096	2,205
Ore transportation cost ($/t trucked)	5.88	6.19	5.64	5.97
Processing
Tonnes milled (000 t)	1,457	1,406	3,023	2,888
Average mill head grade (g/t)	0.8	1.3	0.9	1.3
Average recovery rate (%)	85%	84%	79%	77%
Processing cost ($/t milled)	11.01	10.40	10.37	9.92
G&A costs ($/t milled)[2]	4.68	5.40	4.38	5.80
Gold produced (ounces)	33,673	50,010	66,351	92,353
Gold sold (ounces)	32,912	46,236	68,086	88,165
All-in sustaining costs[1]
AISC ($ per gold ounce sold)[1]	1,374	1,431	1,319	1,492
AISC margin ($ per gold ounce sold)[1]	570	401	577	347

2 Excludes Galiano's service fee for the three and six months ended June 30, 2023 and 2022, and for the six months ended June 30, 2022 severance costs associated with the AGM's workforce restructuring.

a) Health and safety

There were no LTIs and 1 TRI reported during the quarter, and the rolling 12‐month LTI and TRI frequency rates were 0.37 and 1.12, respectively. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals Mining Principles.

b) Mining

As previously communicated, the AGM processed ore from existing stockpiles during the quarter and as such there was no mining activity. The AGM did incur $3.3 million of ore rehandle and mining overhead costs during the quarter.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

c) Ore transportation

During the quarter, 0.7 Mt of stockpiled ore was trucked from the Esaase pit to the processing plant, compared to 0.9 Mt in Q2 2022.

d) Processing

The AGM produced 33,673 ounces of gold during Q2 2023, as the processing plant achieved milling throughput of 1.5 Mt of ore at a grade of 0.8 g/t with metallurgical recovery averaging 85%. Compared to Q1 2023, recoveries improved from 73% to 85% due to the composition of the feed blend processed having a higher percentage of oxide ore during Q2 2023.

A portion of the low grade stockpiled ore processed during the quarter had no accounting book value, and as such had no mining cost attributed to it. Stockpiled ore fed to the processing plant during the quarter yielded ounces that were in line with expectations. The nature of stockpiled ore, however, can result in highly variably grades and metallurgical recoveries; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q2 2023 was $11.01 compared to $10.40 in Q2 2022. Processing costs were higher in Q2 2023 due to higher consumption of key reagents and consumables resulting from the nature of the ore treated as well as inflationary cost pressures ($1.9 million increase from Q2 2022). This was partly offset by lower labour costs in Q2 2023 primarily due to restructuring the AGM's workforce during Q2 2022 ($0.5 million decrease).

e) Total cash costs and AISC

For the three and six months ended June 30, 2023, total cash costs1 were $1,127/oz and $1,104/oz, respectively, compared to the three and six months ended June 30, 2022 of $1,218/oz and $1,286/oz, respectively. Although gold sales volumes decreased by 29% in Q2 2023, total cash costs per ounce1 were lower in Q2 2023 compared to Q2 2022 as a result of lower mining contractor costs and processing ore that had no carrying value for accounting purposes. In addition, labour costs were lower in Q2 2023 ($1.9 million decrease) as a result of the AGM's workforce restructuring completed during Q2 2022. These factors were partly offset by higher consumption of key reagents and consumables resulting from the nature of the ore treated during Q2 2023, as well as inflationary cost pressures as described above.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Relative to Q1 2023, total cash costs1 were higher in Q2 2023, increasing by 4% from $1,083/oz to $1,127/oz. Total cash costs per ounce1 were higher in Q2 2023 primarily due to 6% fewer ounces gold ounces sold.

For the three and six months ended June 30, 2023, AlSC1 for the AGM amounted to $1,374/oz and $1,319/oz, respectively, compared to $1,431/oz and $1,492/oz in the comparative periods of 2022. The decrease in AlSC1 from Q2 2022 to Q2 2023 was predominantly due to the decrease in total cash costs per ounce1 described above and lower sustaining lease payments ($118/oz decrease) resulting from the temporary cessation of mining since the end of Q2 2022. This was partly offset by an increase in sustaining capital expenditures ($138/oz increase) relating to a TSF lift.

Relative to Q1 2023, AlSC1 increased by 8% from $1,268/oz to $1,374/oz. The increase in AISC1 was primarily due to the increase in total cash costs per ounce1 mentioned above, in addition to higher sustaining capital expenditures associated with the TSF lift.

For the three and six months ended June 30, 2023, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $3.5 million and $7.9 million, respectively, compared to $4.0 million and $7.4 million during the comparative periods in 2022. Non-sustaining capital expenditures during Q2 2023 amounted to $0.8 million and related primarily to Abore site preparations, while $2.7 million of non-sustaining exploration expenditures incurred related to extension drilling at Kaniago West and work performed on various greenfield exploration targets.

4.2  Exploration update

The JV holds a district-scale land package of 476km2 on the prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken during the period to evaluate the current and potential expanded mineralization of several of the AGM’s deposits to improve the mineral resource estimate and to assess the broader potential of these deposits. Additionally, work was undertaken to identify new growth targets across the wider regional AGM tenements.

  Nkran South - Drilling at Nkran South Extension has an objective of increasing mineral reserves by converting inferred mineral resources to indicated mineral resources between the current Nkran Cut 3 reserve shell and the $1,800/oz resource shell, as well as to test for new mineralization along the southern margin of the deposit. This initial phase consisted of a planned 15 holes totaling approximately 6,000m and was drilled along vertical fences spaced approximately 35m apart immediately along strike to the south of the current Nkran reserve shell. As of June 30, 2023, 13 holes have been completed for 7,235m.

Figure: Targeted exploration pierce points for Nkran South extension drilling.

  Kaniago West - Drilling at Kaniago West is aimed at evaluating the strike and depth extent of the deposit in order to assess potential economic viability. As of June 30, 2023, 17 holes have been completed for 5,204m.

  Abore Sterilization - Sterilization drilling in areas of planned future mining infrastructure at Abore was completed during the quarter and confirmed mineralization was not present.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

In addition to the drill programs above, the JV also initiated geophysical surveys and soil sampling programs on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets. A preliminary drilling program for Akwasiso has also been designed to evaluate the underground potential of the deposit, which is expected to commence in Q3 2023.

4.3  Financial results

The following table presents excerpts of the financial results of the JV for the three and six months ended June 30, 2023 and 2022. These results are presented on a 100% basis.

Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Revenue	64,066	84,885	129,259	162,417
Cost of sales:
Production costs	(33,319)	(52,261)	(68,261)	(105,486)
Depreciation and depletion	(2,626)	(12,136)	(4,955)	(22,014)
Royalties	(3,715)	(4,244)	(6,980)	(8,121)
Income from mine operations	24,406	16,244	49,063	26,796

Exploration and evaluation expenditures	(1,339)	(3,562)	(3,109)	(6,420)
General and administrative expenses	(719)	1,474	(1,445)	(20,407)
Income (loss) from operations	22,348	14,156	44,509	(31)
Finance expense	289	(850)	(945)	(1,577)
Finance income	1,058	46	1,997	76
Foreign exchange gain (loss)	683	2,451	(569)	3,697
Net income for the period	24,378	15,803	44,992	2,165
Adjusted net income for the period1	24,378	13,723	44,992	21,085

Average realized price per gold ounce sold ($/oz)	1,944	1,832	1,896	1,839
Average London PM fi x ($/oz)	1,975	1,871	1,931	1,874
Gold sold (ounces)	32,912	46,236	68,086	88,165

1 Non-IFRS measure. Adjus ted net income as presented in the table was derived by adjus ting the net income of the JV for the six months ended June 30, 2022 by the $18.9 million severance provis ion as sociated with res tructuring the AGM's workforce. For the three months ended June 30, 2022, net income was adjusted by a credit to G&A expens e of $2.1 million rela ted to a reversal of previously recorded severance provis ions.

a) Revenue

During Q2 2023, the AGM sold 32,912 ounces of gold at an average realized gold price of $1,944/oz for total revenue of $64.1 million (including $0.1 million of by-product silver revenue). During Q2 2022, the AGM sold 46,236 ounces of gold at an average realized gold price of $1,832/oz for total revenue of $84.9 million (including $0.2 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was primarily a function of a 29% reduction in sales volumes relative to Q2 2022, partly offset by a 6% increase in realized gold prices.

During the six months ended June 30, 2023, the AGM sold 68,086 ounces of gold at an average realized gold price of $1,896/oz for total revenue of $129.3 million (including $0.2 million of by-product silver revenue). During the comparative period of 2022, the AGM sold 88,165 ounces of gold at an average realized gold price of $1,839/oz for total revenue of $162.4 million (including $0.3 million of by-product silver revenue). The decrease in revenue period-on-period was primarily a function of a 23% reduction in sales volumes, partly offset by a 3% increase in realized gold prices.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

The AGM continues to sell all the gold it produces to a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under an offtake agreement (the "Offtake Agreement). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite.  As of June 30, 2023, 1,535,191 gold ounces have been delivered to Red Kite under the Offtake Agreement (December 31, 2022 - 1,467,105 gold ounces delivered).

During the three and six months ended June 30, 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

b) Production costs and royalties

During the three and six months ended June 30, 2023, the AGM incurred production costs of $33.3 million and $68.3 million, respectively, compared to $52.3 million and $105.5 million in the comparative periods of 2022, respectively.

Production costs were lower in Q2 2023 primarily due to 29% fewer gold ounces sold, lower mining contractor costs and processing ore that had no carrying value for accounting purposes. Additionally, labour costs were lower in Q2 2023 resulting from realized cost savings associated with restructuring the AGM's workforce completed during Q2 2022 ($1.9 million decrease).

Production costs were lower in 2023 primarily due to 23% fewer gold ounces sold, lower mining contractor costs and processing ore that had no carrying value for accounting purposes. Labour costs were also lower in 2023 resulting from restructuring the AGM's workforce as described above ($6.6 million decrease). These factors were partly offset by inflationary pressures on key reagents and other consumables.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the Esaase concession is subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The JV has presented the 1% GSL as royalties expense in the Statement of Operations.

Royalties payable to the Government of Ghana are presented as a component of cost of sales and amounted to $3.7 million and $7.0 million for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - $4.2 million and $8.1 million, respectively). Royalties expense was lower in 2023 due to lower revenue, partly offset by the introduction of the GSL in April 2023.

c) Depreciation and depletion

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q2 2023 was $2.6 million compared to $12.1 million for Q2 2022. Depreciation and depletion expense was lower in Q2 2023 due to fewer gold ounces sold; lower depreciation on mining related assets resulting from the temporary cessation of mining at the end of Q2 2022; processing existing stockpiles that had no carrying value for accounting purposes; and lower depreciation on capitalized leases ($3.2 million decrease).  These factors were partly offset by a $63.2 million impairment reversal on MPP&E recorded at December 31, 2022.

Depreciation and depletion on MPP&E recognized during the six months ended June 30, 2023 was $5.0 million compared to $22.0 million in the comparative period of 2022. Depreciation and depletion expense was lower in 2023 due to fewer gold ounces sold; lower depreciation on mining related assets as described above; processing existing stockpiles that had no carrying value for accounting purposes; and lower depreciation on capitalized leases ($6.2 million decrease).  These factors were partly offset by the impairment reversal on MPP&E described above and recorded at December 31, 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

d) Exploration and evaluation ("E&E") expenditures

During the three and six months ended June 30, 2023, the AGM incurred E&E expenses of $1.3 million and $3.1 million, respectively, (see 4.2 "Exploration update") compared to $3.6 million and $6.4 million of E&E expenses in the comparative periods of 2022, respectively. E&E expenses were higher in 2022 as drilling programs were undertaken on several mining concessions to support the AGM's updated Mineral Reserve and Mineral Resource estimates.

e) General and administrative ("G&A") expenses

During the three and six months ended June 30, 2023, the AGM incurred G&A expenses of $0.7 million and $1.4 million, respectively, compared to a credit of $1.5 million and an expense of $20.4 million in the comparative periods of 2022, respectively.

G&A expense was lower in Q2 2022 due to a credit of $2.1 million related to a reversal of previously recorded severance provisions, while G&A expense was higher for the six months ended June 30, 2022 due to the recognition of an $18.9 million severance provision related to the AGM's workforce restructuring.

f) Finance expense

Finance expense for the three and six months ended June 30, 2023 was a credit of $0.3 million and an expense of $0.9 million, respectively, compared to an expense of $0.9 million and $1.6 million during the comparative periods of 2022, respectively. The credit to finance expense in Q2 2023 resulted from a $1.0 million unrealized gain on the AGM's zero cost gold collar ("ZCCs") hedges. For the six months ended June 30, 2023, finance expense was lower primarily due to a $0.5 million unrealized gain on the ZCCs. All gold hedges for the period January to June 2023 expired unutilized. In 2022, the AGM did not have any gold hedging instruments.

g) Finance income

Finance income of $1.1 million and $2.0 million for the three and six months ended June 30, 2023, respectively, were higher than the comparative periods in 2022 due to higher interest rates earned on cash balances and short-term investments (maturities of 90 days or less).

h) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $2.0 million has been recorded as of June 30, 2023 as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

4.4   Cash flows

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and six months ended June 30, 2023 and 2022:

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	17,979	34,344	36,922	38,269
Investing activities	(7,750)	(3,407)	(14,359)	(5,863)
Financing activities	(168)	(5,706)	(596)	(10,643)
Impact of foreign exchange on cash and cash equivalents	103	(246)	(324)	(691)
Increase in cash and cash equivalents during the period	10,164	24,985	21,643	21,072
Cash and cash equivalents, beginning of period	102,750	45,298	91,271	49,211
Cash and cash equivalents, end of period	112,914	70,283	112,914	70,283

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

a) Cash flows from operating activities

During the three and six months ended June 30, 2023, the AGM generated cash flows from operations of $18.0 million and $36.9 million due to strong AISC margins1 of $570/oz and $577/oz, respectively (three and six months ended June 30, 2022 - $401/oz and $347/oz, respectively).

The decrease in operating cash flows in Q2 2023 was largely driven by fewer gold ounces sold and working capital tie-up, partly offset by higher AISC margins1.

b) Cash used in investing activities

During Q2 2023, the AGM invested $8.8 million in additions to MPP&E, compared to $3.4 million in Q2 2022, and earned $1.1 million of interest on cash balances. Total cash expenditure on MPP&E during the quarter included $6.7 million of sustaining capital related primarily to raising the height of the TSF, and $2.1 million of development and exploration capital expenditure primarily related to Abore site preparations and drilling programs at Nkran South, Abore and Akwasiso.

The increase in cash flows invested in MPP&E in Q2 2023 resulted from higher sustaining capital expenditures ($3.7 million increase) related to raising the height of the TSF, and higher development capital ($1.7 million increase) related mainly to Abore site preparation as mentioned above.

During the six months ended June 30, 2023, the AGM invested $16.4 million in additions to MPP&E, compared to $5.9 million in the comparative period of 2022, and earned $2.0 million of interest on cash balances. Total cash expenditure on MPP&E during 2023 included $11.6 million of sustaining capital related primarily to raising the height of the TSF and $4.8 million of development and exploration capital expenditure mainly on Nkran South extension drilling and site preparations at Abore.

The increase in cash flows invested in MPP&E in 2023 resulted from higher sustaining capital expenditures ($6.6 million increase) related to raising the height of the TSF, and higher development and exploration capital ($3.9 million increase) related to a drilling program at Nkran South and Abore site preparations.

c) Cash used in financing activities

For the three and six months ended June 30, 2023, cash used in financing activities related to lease payments on the JV's ore haulage contracts and fees associated with the JV's revolving credit facility ("RCF").  The decrease in cash used in financing activities during the three and six months ended June 30, 2023, relative to the comparative periods of 2022, was due to the temporary cessation of mining activities at the end of Q2 2022 resulting in lower lease payments.

d) Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank. During the year ended December 31, 2022, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at June 30, 2023, the balance drawn under the RCF was nil (December 31, 2022 - nil).

As at June 30, 2023, the JV held cash and cash equivalents of $112.9 million, $12.0 million in receivables from gold sales and $2.3 million in gold on hand. This compares to December 31, 2022 when the JV held $91.3 million in cash and cash equivalents, $2.7 million in receivables from gold sales and $3.6 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

e) Gold price hedges

During the six months ended June 30, 2023, the AGM entered into ZCCs to mitigate gold price risk and protect AISC1 margins during a period of elevated capital investment. As of June 30, 2023, the ZCCs cover approximately 50% of the AGM's forecast gold production for the second half of 2023 with put strikes of $1,900/oz and call strikes between $2,172/oz to $2,222/oz. All gold hedges to date in 2023 expired unutilized.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

5. Results of the Company

5.1 Financial performance

The following table is a summary of the Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Income of the Company for the three and six months ended June 30, 2023 and 2022.

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars, except per share amounts)	$	$	$	$
Share of net income related to joint venture	11,007	-	20,314	-
Service fee earned as operators of joint venture	1,418	1,307	2,836	2,614
General and administrative expenses	(3,148)	(2,004)	(6,998)	(4,756)
Exploration and evaluation expenditures	(472)	(55)	(1,885)	(192)
Income (loss) from operations and joint venture	8,805	(752)	14,267	(2,334)
Finance income	3,133	13,337	6,149	13,380
Finance expense	(6)	(7)	(12)	(16)
Foreign exchange gain (loss)	29	(12)	50	(1)
Net income and comprehensive income for the period	11,961	12,566	20,454	11,029

Weighted average number of shares outstanding:
Basic	224,943,453	224,943,453	224,943,453	224,943,453
Diluted	225,292,468	224,943,453	224,968,681	224,943,453

Net income per share:
Basic	0.05	0.06	0.09	0.05
Diluted	0.05	0.06	0.09	0.05

a) Share of net income related to the AGM JV

For the three and six months ended June 30, 2023, the Company recognized its 45% interest in the JV's net earnings which amounted to $11.0 million and $20.3 million. For the three and six months ended June 30, 2022, the Company did not recognize its share of the JV's net income as the recoverable amount of the Company's investment in the JV was estimated to be nil at March 31, 2022 and June 30, 2022.

b) Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three and six months ended June 30, 2023, the Company earned a gross service fee of $1.7 million (less withholding taxes payable in Ghana of $0.3 million) and $3.5 million (less withholding taxes payable in Ghana of $0.7 million), respectively.

During the three and six months ended June 30, 2022, the Company earned a gross service fee of $1.7 million (less withholding taxes of $0.4 million) and $3.3 million (less withholding taxes of $0.7 million).  The increase in the gross service fee during 2023 was due to an annual inflationary adjustment made in Q3 2022.

c) G&A expenses

G&A expenses for the three and six months ended June 30, 2023 and 2022 comprised the following:

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(1,453)	(1,355)	(2,944)	(3,719)
Office, rent and administration	(316)	(304)	(630)	(603)
Professional and l egal	(156)	(231)	(309)	(380)
Share-based compensation	(893)	188	(2,490)	370
Travel, marketing, investor relations and regulatory	(294)	(265)	(553)	(350)
Depreciation	(36)	(37)	(72)	(74)
Total G&A expense	(3,148)	(2,004)	(6,998)	(4,756)

G&A expenses in Q2 2023 were $1.1 million higher than Q2 2022 primarily due to a $1.1 million increase in share-based compensation expense resulting from an increase in the fair value of cash-settled long‐term incentive plan awards linked to the Company's share price and the vesting of the related awards over the quarter. Additionally, Q2 2022 share-based compensation expense was reduced by awards forfeited resulting from employee resignations.

G&A expenses in 2023 were $2.2 million higher than 2022 mainly due to a $2.9 million increase in share-based compensation expense for the reasons described above. Additionally, travel and marketing costs increased by $0.2 million as the Company focused on external stakeholder engagement. These factors were partly offset by a $0.8 million decrease in consulting expenses as the prior period contained costs related to corporate development initiatives.

d) E&E expenditures

E&E expenses for the three and six months ended June 30, 2023 were $0.4 million and $1.7 million higher than the comparative periods in 2022, respectively, due to a Phase 1 drilling campaign undertaken on the Company's wholly owned Asumura property in Ghana. During the comparative period, E&E expenses primarily related to holding costs on the Company's wholly owned Mali properties.

e) Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances and short-term investments with maturities less than 90 days. For the three and six months ended June 30, 2023, the Company recognized a $2.4 million and $4.8 million upward fair value adjustment, respectively, on its preferred shares in the JV (three and six months ended June 30, 2022 - $13.2 million upward fair value adjustment). The upward fair value adjustment on preferred shares in 2023 related to the passage of time.

Relative to the comparative periods in 2022, interest earned on cash balances and short-term investments was $0.6 million and $1.2 million higher during the three and six months ended June 30, 2023, respectively, due to rising interest rates.

5.2 Exploration update

The Company completed a Phase 1 drilling program on its wholly owned Asumura property on the Sefwi gold belt in Ghana, designed to test for gold mineralization along two interpreted structural trends with coincident surface gold anomalies identified through soil sampling. Drilling consisted of reverse circulation ("RC") pre-collars through regolith and saprolite followed by diamond drill ("DD") tails to an average depth of approximately 150m. The diamond core is oriented and will be critical for gaining an understanding of the local lithologies, structure and alteration in this area. As of June 30, 2023, a total of 15,388m has been drilled.

The Company is currently evaluating an extension of the Phase 1 program with additional targets identified for drilling.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Share of net income (loss) related to joint venture	11,007	9,307	46,517	-	-	-	(74,063)	3,448
Service fee earned as operators of joint venture	1,418	1,418	1,418	1,381	1,307	1,307	1,307	1,284
General and administrative expenses	(3,148)	(3,850)	(2,854)	(3,490)	(2,004)	(2,752)	(3,109)	(2,665)
Exploration and evaluation expenditures	(472)	(1,413)	(938)	(281)	(55)	(137)	(121)	(148)
Income (loss) from operations and joint venture	8,805	5,462	44,143	(2,390)	(752)	(1,582)	(75,986)	1,919
Impairment reversal (loss) on investment in joint venture	-	-	7,631	-	-	-	(7,631)	-
Impairment of exploration and evaluation assets	-	-	(1,628)	-	-	-	-	-
Other income (expense)	3,156	3,031	(21,646)	3,670	13,318	45	(7,416)	2,199
Net income (loss) for the period	11,961	8,493	28,500	1,280	12,566	(1,537)	(91,033)	4,118
Basic and diluted income (loss) per share	$0.05	$0.04	$0.13	$0.01	$0.06	($0.01)	($0.40)	$0.02

Adjusted net income (loss) for the period[1]	11,961	8,493	(6,010)	1,280	12,566	(1,537)	(14,478)	4,118
Adjusted basic and diluted income (loss) per share[1]	$0.05	$0.04	($0.03)	$0.01	$0.06	($0.01)	($0.06)	$0.02

EBITDA[1]	8,870	5,519	50,205	(2,378)	(727)	(1,534)	(83,553)	1,946

The results of the Company are heavily influenced by its share of profits and losses related to the JV, which is directly related to the underlying performance of the AGM.

During Q3 2021, results reflected the gold price environment and the grade of deposits being mined.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM not being in a position to declare a mineral reserve at December 31, 2021.  Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 again due to the inability of the AGM to declare mineral reserves as a result of metallurgical uncertainty of the material mined from Esaase at that time.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

From Q1 2022 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was estimated to be nil during those periods. Other income for Q2 2022 and Q3 2022 includes a $13.2 million and a $3.4 million positive fair value adjustment on the Company's preference shares in the JV, respectively, largely driven by strong operating performance resulting in improved working capital of the AGM.

During Q4 2022, as a result of the JV's reinstatement of mineral reserves in the AGM's 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preference shares in the JV resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preference share redemptions primarily due to a Ghana country risk premium applied resulting from the economic conditions in the country at that time. Additionally, the Company also recognized a $1.6 million impairment on its wholly owned Mali exploration assets in Q4 2022.

During Q1 2023 to Q2 2023, improvements in net income and EBITDA over prior periods are reflective of the JV's underlying performance and rising gold price environment. In addition, other income for Q1 2023 and Q2 2023 includes a $2.4 million and a $4.8 million upward fair value adjustment on the Company's preference shares in the JV, respectively, resulting from the passage of time.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JVA. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements, and to return capital to the JV partners. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.  Note that the June 30, 2023 and December 31, 2022 balances below do not include any assets or liabilities of the JV.

	June 30, 2023	December 31, 2022
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	55,503	56,111
Other current assets	925	2,494
Non-current assets	146,334	121,289
Total assets	202,762	179,894

Current l iabilities	7,886	5,804
Non-current l iabilities	214	399
Total liabilities	8,100	6,203

Total equity	194,662	173,691
Working capital	48,542	52,801

Total common shares outstanding	224,943,453	224,943,453
Total s tock options outstanding	13,017,002	8,497,170

Key financial ratios
Current ratio[1]	7.16	10.10
Total l iabilities-to-equity	0.04	0.04

1 Non-IFRS measure. The current ratio is calculated as Total Assets divided by Total Liabilities as reported in the Company's financial statements for the periods presented.

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the distribution of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and interest earned thereon, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and other financial commitments as they fall due (see "Commitments" below) during the next 12 months.

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

7.1  Commitments

The following table summarizes the Company's contractual obligations as at June 30, 2023 and December 31, 2022. Note the following table excludes commitments and liabilities of the JV for the periods presented.

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years	Over 5 years	June 30, 2023	December 31, 2022
Accounts payable, accrued liabilities and
payable due to related party	4,272	-	-	-	4,272	3,173
Long-term incentive plan (cash-settled awards)	3,494	73	-	-	3,567	2,716
Corporate office leases	134	158	-	-	292	348
Total	7,900	231	-	-	8,131	6,237

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million (December 31, 2022 - $5.9 million).

7.2  Contingencies

Due to the nature of its business, the Company and/or the JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or the JV's financial condition or future results of operations.

7.3  Cash flows

The following table provides a summary of the Company's cash flows for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	(1,377)	2,565	(1,920)	(600)
Investing activities	703	123	1,347	165
Financing activities	(31)	(33)	(62)	(67)
Impact of foreign exchange on cash and cash equivalents	35	(34)	27	(14)
(Decrease) increase in cash and cash equivalents	(670)	2,621	(608)	(516)
during the period
Cash and cash equivalents, beginning of period	56,173	50,384	56,111	53,521
Cash and cash equivalents, end of period	55,503	53,005	55,503	53,005

a)  Cash (used in) provided by operating activities

During Q2 2023, the Company utilized cash flows in operations of $1.4 million (three months ended June 30, 2022 - generated cash flows from operations of $2.6 million) due to corporate head office expenses and payment of long-term incentive plan awards.

The increase in cash used in operating activities from Q2 2022 to Q2 2023 was largely driven by a positive working capital movement in Q2 2022 due to collecting $4.8 million of the Company's service fee receivable from the JV.

During the six months ended June 30, 2023, the Company utilized cash flows in operations of $1.9 million (six months ended June 30, 2022 - utilized cash flows in operations of $0.6 million) due to corporate head office expenses and payment of long-term incentive plan awards, which were partly offset by a $1.5 million positive working capital movement mainly relating to collection of the Company's service fee receivable from the JV.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

The increase in cash used in operating activities from 2022 to 2023 was largely driven by the aforementioned collection of the Company's service fee receivable from the JV in Q2 2022 and higher long-term incentive plan award payouts.

b)  Cash provided by investing activities

During the three and six months ended June 30, 2023, cash provided by investing activities amounted to $0.7 million and $1.3 million, respectively, and related to interest earned on cash balances and short-term investments (with maturities less than 90 days).

The increase in cash provided by investing activities during 2023 was due to higher interest rates earned on cash balances and short-term investments.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs and total cash costs per gold ounce

The Company has included the non-IFRS performance measures of operating cash costs and total cash costs per gold ounce sold on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs and total cash costs per gold ounce sold to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per gold ounce sold differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported	33,319	52,261	68,261	105,486
Share-based compensation expense included in production costs	152	(4)	142	61
By-product revenue	(87)	(173)	(194)	(293)
Total operating cash costs	33,384	52,084	68,209	105,254
Royalties	3,715	4,244	6,980	8,121
Total cash costs	37,099	56,328	75,189	113,375
Gold ounces sold	32,912	46,236	68,086	88,165
Operating cash costs per gold ounce sold ($/oz)	1,014	1,126	1,002	1,194
Total cash costs per gold ounce sold ($/oz)	1,127	1,218	1,104	1,286

8.2 AISC per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "AISC per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "AISC gold ounce", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, distribution of which is subject to the terms of the JVA. Other companies may calculate AISC per gold ounce sold differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the AGM's results as disclosed in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

All-in sustaining margin per ounce is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold.  All-in sustaining margin is calculated as all-in sustaining margin per ounce multiplied by the number of gold ounces sold during the period.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	37,099	56,328	75,189	113,375
General and administrative expenses - JV 4	719	613	1,435	1,531
Sustaining capital expenditures (see table below)	6,667	2,987	11,564	4,983
Reclamation cost accretion	606	586	1,117	1,072
Sustaining lease payments (see table below)	116	5,599	491	10,431
Interest on lease l iabilities	5	67	12	170
All-in sustaining cost	45,212	66,180	89,808	131,562
Gold ounces sold	32,912	46,236	68,086	88,165
All-in sustaining cost per gold ounce sold ($/oz) - JV	1,374	1,431	1,319	1,492
Average realized price per gold ounce sold ($/oz)	1,944	1,832	1,896	1,839
All-in sustaining margin ($/oz)	570	401	577	347
All-in sustaining margin	18,760	18,541	39,286	30,593

4 Excluded from G&A costs of the AGM are $10 of share-based compensation expense for the six months ended June 30, 2023. Excluded from G&A costs of the
AGM are a credit of $2.1 million and an expense of $18.9 million related to severance charges and a $7 and $44 credit of share-based compensation expense for the three and six months ended June 30, 2022, respectively.

For the three and six months ended June 30, 2023, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.8 million and $1.6 million, respectively, which excludes share-based compensation expense and depreciation expense totaling $0.9 million and $2.6 million, respectively (three and six months ended June 30, 2022 - G&A expenses, net of the JV service fee, of $0.8 million and $2.4 million, respectively, which excludes a net credit to share‐based compensation expense and depreciation expense totaling $0.2 million and $0.3 million, respectively).

The Company's attributable gold ounces sold for the three and six months ended June 30, 2023 were 14,810 and 30,638, respectively (three and six months ended June 30, 2022 - 20,806 and 39,674 gold ounces, respectively), resulting in additional AISC for the Company of $54/oz and $52/oz for the periods presented, respectively, in addition to the AGM's AISC presented in the above table (three and six months ended June 30, 2022 - $41/oz and $61/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Cash used i n investing activities - JV	7,750	3,407	14,359	5,863
Less:
Non-sustaining capital expenditures	(2,135)	(433)	(4,786)	(881)
Change in AP related to capital expenditures not included in AISC	1	(31)	1	(73)
Interest earned on cash balances	1,051	44	1,990	74
Total sustaining capital expenditures	6,667	2,987	11,564	4,983

Refer to section "4.1(e) Total cash costs and AISC" for a discussion on non-sustaining capital expenditures.

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
Cash used in financing activities - JV	168	5,706	596	10,643
Less:
Interest and fees paid on RCF	(52)	(107)	(105)	(212)
Total sustaining lease payments	116	5,599	491	10,431

8.3 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA"). Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022. All adjustments are shown net of estimated income tax.

	Three months ended June		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars )	$	$	$	$
Net income for the period	11,961	12,566	20,454	11,029
Add back (deduct):
Depreciation expense	36	37	72	74
Finance income	(3,133)	(13,337)	(6,149)	(13,380)
Finance expense	6	7	12	16
EBITDA for the period	8,870	(727)	14,389	(2,261)
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	278	(454)	517	(342)
Share of net income related to joint venture	(11,007)	-	(20,314)	-
Galiano's attributable interest in JV Adjusted EBITDA (below)	11,493	-	21,782	-
Adjusted EBITDA for the period	9,634	(1,181)	16,374	(2,603)

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2023 and 2022 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(in thousands of US dollars)	$	$	$	$
JV net income for the period	24,378	15,803	44,992	2,165
Add back (deduct):
JV depreciation and depletion expense	2,626	12,136	4,955	22,014
JV finance income	(1,058)	(46)	(1,997)	(76)
JV finance expense	(289)	850	945	1,577
JV EBITDA for the period	25,657	28,743	48,895	25,680
Add back (deduct):
JV severance costs	-	(2,080)	-	18,920
JV lease payments (capitalized l eases)	(116)	(5,599)	(491)	(10,431)
JV Adjusted EBITDA for the period	25,541	21,064	48,404	34,169
Galiano's attributable interest in JV Adjusted EBITDA for the period	11,493	-	21,782	-

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, cash and cash equivalents held by the JV are not within the Company's exclusive control as the distribution of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies ("Distributable Cash"). Distributable Cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at June 30, 2023, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of Asanko Gold Ghana Ltd. (which the JV partners own 45% each and the Government of Ghana holds 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and services contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023 and 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	Three months ended June 30,		Six months ended June 30, 2023
	2023	2022	2023	2022
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activtities - JV	17,979	34,344	36,922	38,269

Less:
Cash flows used in investing activities - JV	(7,750)	(3,407)	(14,359)	(5,863)
Lease payments (capitalized leases)	(116)	(5,599)	(491)	(10,431)
JV Free Cash Flow for the period	10,113	25,338	22,072	21,975

9.  Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 12,939,667 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 237,883,120.

10. Related party transactions

As at June 30, 2023, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2023, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three and six months ended June 30, 2023, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM and costs incurred by the JV on behalf of the Company in respect of its wholly owned Asumura property. For the three and six months ended June 30, 2023, the service fee was comprised of a gross service fee of $1.7 million and $3.5 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.7 million (three and six months ended June 30, 2022 - gross service fee of $1.7 million and $3.3 million, respectively, less withholding taxes payable in Ghana of $0.4 million and $0.7 million, respectively). As at June 30, 2023, the Company had a $0.5 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2022 - $1.7 million).

During the three and six months ended June 30, 2023, the JV provided administrative and exploration services on the Company's Asumura property totaling $0.1 million and $0.2 million, respectively (three and six months ended June 30, 2022 - $0.1 million and $0.2 million, respectively). As at June 30, 2023, the Company had a payable due to the JV in the amount of $3.1 million relating to reimbursement for third party supplier costs and administrative and exploration services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2022 - $1.4 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2022 and 2021.

There were no material changes to the Company's or JV's significant accounting judgements or estimates during the three and six months ended June 30, 2023.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the new standard on the Company's current period financial statements, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The amendments to IAS 1 will be reflected in the Company's disclosures in its consolidated annual financial statements for the year ended December 31, 2023.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of June 30, 2023 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the six months ended June 30, 2023, except for the ZCCs gold hedging strategy previously mentioned.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company and/or the JV. If any of the risks actually occur, the business of the Company and/or the JV may be harmed, and its financial condition and results of operations may suffer significantly.

a) Financial instruments

As at June 30, 2023, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities, related party payables and long-term incentive plan liabilities. The Company classifies cash and cash equivalents, accounts receivable and related party receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities and related party payables are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 22 of the consolidated annual financial statements for the years ended December 31, 2022 and 2021. There were no material changes to credit risk, liquidity risk or market risk during the three and six months ended June 30, 2023.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

13.  Internal control

13.1  Internal Control over Financial Reporting

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the six months ended June 30, 2023, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by NI 43-101.

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of mineral reserves and mineral resources;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents and consumables;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  mine restart plans and timing thereof;
  any additional work programs to be undertaken by the Company;
  performance of stockpiled ore above management's forecast;
  the next stage of the Company's drilling efforts;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  use of the IMF Loan;
  estimate of a legal provision;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  environmental risks and remediation measures;
  advancement and implementation of the Company's climate change adaptation plan and related energy efficient initiatives, including its sustainability program;
  timing of announcement and implementation of the SEC's ESG disclosure rules;
  disclosure relating to climate-related risks and opportunities;
  changes in accounting policies, including amendments to IAS 1, and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and the Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  mineral reserve and mineral resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  risks associated with the AGM ceasing its mining operations during 2023;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  that the Company and Gold Fields will not agree on the manner in which the JV will operate the AGM;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the JV's mineral properties may experience a loss due to illegal mining activities;
  the AGM's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on the new LOM plan, development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the SEC applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the JV's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.